UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Resolution on Convening of Annual General Meeting of Shareholders

On February 13, 2026, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 41st Annual General Meeting of Shareholders for the fiscal year of 2025 as set forth below:

I. Date & Time : 9:30 A.M. (KST), March 19, 2026 (Thursday)

II. Venue : Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

III. Agenda for Meeting :

(1) For Reporting

1) Audit Committee’s Audit Report

2) Fiscal Year 2025 Business Report

3) Report on Related Party Transactions

4) Report on operation of internal accounting management system

(2) For Approval

1) The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2025

2) Amendment to the Articles of Incorporation

2-1) Addition of new objective of the company

2-2) Deletion of the provision excluding cumulative voting system (Reflection of recent amendments to the
Commercial Code)

2-3) Establishment of an electronic General Meeting of Shareholders system (Reflection of recent amendments to the Commercial Code)

2-4) Change of the title of Independent Directors (Reflection of recent amendments to the Commercial Code)

2-5) Increase in the number of separately elected Audit Committee Members (Reflection of recent amendments to the Commercial Code)

2-6) Strengthening of voting right restrictions in the appointment or dismissal of Audit Committee Members
(Reflection of recent amendments to the Commercial Code)

2-7) ADDENDA(2026.3.19.)

3) Appointment of Outside Director for Audit Committee Member (Jungsuk Oh)
* Agenda 3 shall be automatically withdrawn if Agenda 2-5 is rejected.

4) Appointment of Outside Director (Sang-Hee Park)

5) Appointment of Audit Committee Member (Sang-Hee Park)

6) Remuneration Limit for Directors in 2026

IV. Resolution of Board of Directors

- Date : February 13, 2026

- Attendance of Outside Directors : 4 out of 4 outside directors

* V. Details of Directors :

(1) Name : Jungsuk Oh (Outside Director for Audit Committee Member)

1. Date of birth : September, 1970

2. Candidate for Outside Director : Yes

3. Nominator : Outside Director Nomination Committee

4. Appointment Term : 2 years
* Mr. Jungsuk Oh's total term shall not exceed 6 years in accordance with the Commercial Code, taking into account the temporary outside director period (April 2022 - March 2023) and the previous term (March 2023 - until the 2026 Annual General Meeting of Shareholders). Therefore, the term shall be set at 2 years.

5. Type of appointment : Reappointed

6. Present position : Professor of Operations Management at Seoul National University (2007~)

7. Main experience

- President of Korean Operations Research and Management Science Society (KORMS) (2026~)

- Associate Dean for Planning, Seoul National University Business School (2015~2017)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Since his appointment as a temporary outside director in 2022, Mr. Jungsuk Oh has diligently served his duties as an outside director as well as a member of the BOD, Audit Committee, ESG Committee and Related Party Transaction Committee. As a prominent management expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his extensive and accumulated understanding of, and interest in, the Company’s business lines.

(2) Name : Sang-Hee Park (Outside Director / Audit Committee Member)

1. Date of birth : December, 1965

2. Candidate for Outside Director : Yes

3. Nominator : Outside Director Nomination Committee / Board of Directors

4. Appointment Term : 3 years

5. Type of appointment : Reappointed

6. Present position : Professor of Materials Science and Engineering, KAIST (2014~)

7. Main experience

- Director of KAIST Center for Ethics & Human Rights (2021~2023)

- President of The Korean Information Display Society (KIDS) (2022)

8. Business Transaction with LG Display during the last 3 years : None

9. Reasons for nomination

- Ms. Sang-Hee Park is an expert in display field and she is expected to lead the Company’s development in line with industry trends and future display technologies. As a prominent female expert in the display field with a wide array of experience and academic reputation, she is expected to make continued positive contributions to the Company’s development as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 13, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division